UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
KKR FS Income Trust
(Name of Issuer)
Common Shares of Beneficial Interest, par value $0.01 per share
(Title of Class of Securities)
48255N100
(CUSIP Number)

Christopher Lee, Esq. Kohlberg Kravis Roberts & Co. L.P. 30 Hudson Yards New York, NY 10001 (212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 30, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48255N100	13D
1	NAMES OF REPORTING PERSONS
KKR Alternative Assets LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
484,457.7979

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
484,457.7979

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,457.7979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 48255N100	13D
1	NAMES OF REPORTING PERSONS
KKR Group Assets Holdings II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
484,457.7979

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
484,457.7979

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,457.7979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 48255N100	13D
1	NAMES OF REPORTING PERSONS
KKR Group Assets II GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
484,457.7979

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
484,457.7979

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,457.7979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 48255N100	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
484,457.7979

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
484,457.7979

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,457.7979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 48255N100	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
484,457.7979

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
484,457.7979

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,457.7979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 48255N100	13D
1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
484,457.7979

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
484,457.7979

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,457.7979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 48255N100	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
484,457.7979

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
484,457.7979

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,457.7979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 48255N100	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
484,457.7979

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
484,457.7979

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,457.7979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 48255N100	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
484,457.7979

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
484,457.7979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,457.7979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 48255N100	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
484,457.7979

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
484,457.7979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,457.7979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to common shares of beneficial interest, par value $0.01 per share (the “Shares”), of KKR FS Income Trust (the “Issuer”), a Delaware statutory trust that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, with its principal executive offices located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i) KKR Alternative Assets LLC, a Delaware limited liability company;
(ii) KKR Group Assets Holdings II L.P., a Delaware limited partnership;
(iii) KKR Group Assets II GP LLC, a Delaware limited liability company;
(iv) KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(v) KKR Group Holdings Corp., a Delaware corporation;
(vi) KKR Group Co. Inc., a Delaware corporation;
(vii) KKR & Co. Inc., a Delaware corporation;
(viii) KKR Management LLP, a Delaware limited liability partnership;
(ix) Henry R. Kravis, a United States citizen; and
(x) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (x) are collectively referred to herein as the “Reporting Persons”).

KKR Group Assets Holdings II L.P. is the sole member of KKR Alternative Assets LLC. KKR Group Assets II GP LLC is the general partner of KKR Group Assets Holdings II L.P. KKR Group Partnership L.P. is the sole member of KKR Group Assets II GP LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Joseph Bae, Scott Nuttall, Robert Lewin, Ryan Stork, and Kathryn King Sudol is a director and executive officer of KKR Group Holdings Corp. and KKR Group Co. Inc.  The executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Stork and Ms. Sudol. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference (“Annex A”).

Each of Messrs. Bae, Nuttall and Stork and Ms. Sudol is a United States citizen and Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

 (b) The address of the business office of each of the Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

30 Hudson Yards
New York, New York 10001

The address of the principal business office of Messrs. Kravis, Bae, Nuttall, Lewin, and Stork and Ms. Sudol is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the business office of each of the individuals listed on Annex A (other than Messrs. Kravis, Roberts, Bae, and Nuttall) is listed therein.

(c) KKR Group Assets Holdings II L.P., KKR Group Partnership L.P., KKR Group Co. Inc., KKR & Co. Inc. and KKR Management LLP are principally engaged in being holding companies.  KKR Group Assets II GP LLC and KKR Group Holdings Corp. are principally engaged in being the general partners of their respective partnerships.  KKR Alternative Assets LLC is principally engaged in making investments.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin and Stork and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

On July 21, 2022, KKR Alternative Assets LLC made a capital commitment to invest an aggregate of $25,000,000 in Shares (the “Seed Commitment”).  Pursuant to such Seed Commitment, the following amounts of Shares were purchased by KKR Alternative Assets LLC: (i) between July 25, 2022 and March 27, 2023, an aggregate of 457,142.8568 Shares at a price of $25.00 per share, for an aggregate purchase price of $11,428,571 and (ii) on May 30, 2023, 27,314.9411 Shares at a price of $26.15 per Share, for an aggregate purchase price of $714,286 (collectively, the “Investments”).

The purchase price for the Investments was paid from working capital of KKR Alternative Assets LLC.

Item 4.	Purpose of Transaction.

The Reporting Persons are affiliates of the Issuer and the Issuer’s investment adviser, FS/KKR Advisor, LLC, a subsidiary of KKR & Co. Inc. The Reporting Persons acquired the Shares pursuant to a commitment to fund drawdowns and in order to align interests with future investors in the Issuer and seed the Issuer’s investment portfolio prior to third-party investors. This Schedule 13D filing is occasioned solely by KKR Alternative Assets LLC’s beneficial ownership of more than 5% of the presently outstanding Shares of the Issuer as a result of the Investments described in Item 3. KKR Alternative Assets LLC’s ownership as a percentage of the outstanding Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Shares of the Issuer beneficially owned by KKR Alternative Assets LLC were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. The descriptions of the contributions and the transactions contained in Item 3 are hereby incorporated by reference into this Item 4.

KKR Alternative Assets LLC has agreed to not transfer or otherwise dispose of its Seed Commitment or Shares purchased thereunder without the Issuer’s prior written consent for a period ending on March 31, 2026. Subject to the foregoing, the Reporting Persons may dispose of some or all of their Shares, from time to time, by tendering such Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant. In addition, FS/KKR Advisor, LLC, an affiliate of the Reporting Persons, serves as the adviser of the Issuer and, as a result, one or more of the Reporting Persons will influence the activities of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). The Reporting Persons beneficially own an aggregate of 484,457.7979 Shares, representing 71.4% of the outstanding Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 678,240.92 Shares outstanding as of May 30, 2023.

KKR Group Assets Holding II L.P. (as the sole member of KKR Alternative Assets LLC), KKR Group Assets II GP LLC (as the general partner of KKR Group Assets Holding II L.P.), KKR Group Partnership L.P. (as the sole member of KKR Group Assets II GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Shares except as described herein.

(c) Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit A	Joint Filing Agreement by and among the Reporting Persons.
Exhibit B	Powers of Attorney.
Exhibit C	Seed Subscription Agreement, dated as of July 21, 2022 between the Issuer and KKR Alternative Assets LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2023
KKR ALTERNATIVE ASSETS LLC

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin,
Chief Financial Officer

KKR GROUP ASSETS HOLDINGS II L.P.

	By:	KKR Group Assets II GP LLC, its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP ASSETS II GP LLC

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for
Robert H. Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P.

	By:	KKR Group Holdings Corp., its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP HOLDINGS CORP.

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc., whose address (unless otherwise specified in the Schedule 13D) is c/o KKR & Co. Inc., 30 Hudson Yards, New York, New York, 10001. Each of such persons is a citizen of the United States other than Arturo Gutiérrez Hernández, who is a citizen of Mexico, Xavier B. Niel, who is a citizen of France, Evan T. Spiegel, who is a citizen of the United States and France, and Matthew R. Cohler who is a citizen of the United States and Malta.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.
George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.
Adriane M. Brown	Managing Partner of Flying Fish Partners
Matthew R. Cohler	Former General Partner of Benchmark
Mary N. Dillon	President and Chief Executive Officer of Foot Locker, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business (Emeritus) of Stanford Law School
Arturo Gutiérrez Hernández	Chief Executive Officer of Arca Continental, S.A.B. de C.V.
John B. Hess	Chief Executive Officer of Hess Corporation
Dane E. Holmes	Chief Executive Officer, Co-Founder, and Chairman of Eskalera Inc.
Raymond J. McGuire	President of Lazard Ltd.
Xavier B. Niel	Founder, and Chairman of the Board of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Robert W. Scully	Retired, Former Member of the Office of the Chairman of Morgan Stanley
Evan T. Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.